Intrepid Capital Management Funds Trust
c/o U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
 Milwaukee, Wisconsin 53202
December 19, 2018
VIA EDGAR TRANSMISSION
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549
Re:	Intrepid Capital Management Funds Trust (the “Trust”) File No.: 333-228496 Regarding the merger of the Intrepid Select Fund into the Intrepid Disciplined Value Fund

Dear Ms. Brutlag:
The Trust respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on December 19, 2018 on behalf of the Intrepid Select Fund and the Intrepid Disciplined Value Fund be accelerated to be declared effective on December 20, 2018.
Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on December 19, 2018 on behalf of the Intrepid Select Fund and the Intrepid Disciplined Value Fund be accelerated to be declared effective on December 20, 2018.
If you have any questions regarding this request, please do not hesitate to contact Alyssa Bernard of U.S. Bank Global Fund Services, the Trust’s Administrator, at (414) 765-6316.

Sincerely,

/s/ Donald C. White

Donald C. White
Secretary, Intrepid Capital Management Funds Trust

Attachment

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 19, 2018
VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”) File No.: 333-228496 Regarding the merger of the Intrepid Select Fund into the Intrepid Disciplined Value Fund

Dear Ms. Brutlag:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Trust’s Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on December 19, 2018 on behalf of the Intrepid Select Fund and the Intrepid Disciplined Value Fund be accelerated to be declared effective on December 20, 2018.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ Teresa Cowan

Teresa Cowan
President